UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

(Name of Issuer)

ANGEL POND HOLDINGS CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G0447J102

(CUSIP Number)

January 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0447J102

(1)	Names of reporting persons Angel Pond Partners LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 6,637,870 (1)
	(6)	Shared voting power 0
	(7)	Sole dispositive power 6,637,870 (1)
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 6,637,870 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 20% (1)(2)
(12)	Type of reporting person (see instructions) OO

CUSIP No. G0447J102

(1)	Names of reporting persons Theodore Wang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,637,870 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,637,870 (1)

(9)	Aggregate amount beneficially owned by each reporting person 6,637,870 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 20% (1)(2)
(12)	Type of reporting person (see instructions) IN

CUSIP No. G0447J102

(1)	Names of reporting persons Shihuang Xie
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,637,870 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,637,870 (1)

(9)	Aggregate amount beneficially owned by each reporting person 6,637,870 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 20% (1)(2)
(12)	Type of reporting person (see instructions) IN

CUSIP No. G0447J102

(1)	Names of reporting persons Lionyet International Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 6,637,870 (1)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 6,637,870 (1)

(9)	Aggregate amount beneficially owned by each reporting person 6,637,870 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 20% (1)(2)
(12)	Type of reporting person (see instructions) OO

(1)

See Item 4. These are the Issuer’s Class B ordinary shares, which will automatically convert into the Issuer’s Class A ordinary shares in accordance with the Articles of Association of the Issuer and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253990). Shihuang Xie is the director of Lionyet International Ltd. Lionyet International Ltd and Theodore Wang are the co-managing members of Angel Pond Partners LLC and together exercise voting and investment power with respect to the Class B ordinary shares held by Angel Pond Partners LLC. As such, each of Mr. Xie and Dr. Wang may be deemed the beneficial owner of the shares held by Angel Pond Partners LLC and share voting and dispositive control over such securities.

(2)

Based on 26,551,482 Class A ordinary shares, $0.0001 par value, and 6,637,870 Class B ordinary shares, $0.0001 par value, issued and outstanding as of November 19, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021 and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares.

Item 1(a) Name of issuer:

ANGEL POND HOLDINGS CORPORATION, a Cayman Islands exempted company (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices:

950 Third Avenue, 25th Floor

New York, NY 10022

2(a) Name of person filing:

Angel Pond Partners LLC, Theodore Wang, Shihuang Xie and Lionyet International Ltd (collectively, the “Reporting Persons”)

2(b) Address or principal business office or, if none, residence:

950 Third Avenue, 25th Floor

New York, NY 10022

2(c) Citizenship:

Cayman Islands

2(d) Title of class of securities:

Class A Ordinary Shares, par value $0.0001 per share.

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments.

2(e) CUSIP No.:

G0447J102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of November 19, 2021, the Reporting Persons may be deemed to beneficially own 6,637,870 of the Issuer’s Class A ordinary shares, representing 20% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the Class B ordinary shares of the Reporting Persons. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares in accordance with the Articles of Association of the Issuer on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253990).

The percentage of the Class B ordinary shares held by the Reporting Persons is based on 26,551,482 Class A ordinary shares issued and outstanding as of November 19, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021 and assuming the conversion of all the Class B ordinary shares held by Angel Pond Partners LLC.

Angel Pond Partners LLC is the record holder of the shares reported herein. Shihuang Xie is the director of Lionyet International Ltd. Lionyet International Ltd and Theodore Wang are the co-managing members of Angel Pond Partners LLC and together exercise voting and investment power with respect to the Class B ordinary shares held by Angel Pond Partners LLC. As such, each of Mr. Xie and Dr. Wang may be deemed the beneficial owner of the shares held by Angel Pond Partners LLC and share voting and dispositive control over such securities.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

ANGEL POND PARTNERS LLC

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Theodore Wang

By: /s/ Theodore Wang

Name: Theodore Wang

Shihuang Xie

By: /s/ Shihuang Xie

Name: Shihuang Xie

LIONYET INTERNATIONAL LTD

By: /s/ Shihuang Xie

Name: Shihuang Xie

Title: Director